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                                                                     Exhibit 1.1



                   REORGANIZATION AGREEMENT AMENDMENT (NO. 1)


     This Reorganization Agreement Amendment (No. 1) constitutes a binding agreement (this "Agreement") dated December 2, 2005 between Guangxi Yuchai Machinery Company Limited ("Yuchai"), China Yuchai International Limited ("CYI") and Coomber Investments Limited ("Coomber").

WHEREAS

I. Yuchai, CYI and Coomber have on April 7, 2005 entered into a Re-organization Agreement (the "Reorganization Agreement") in furtherance of the terms of the Agreement dated July 19, 2003 entered into between Guangxi Yuchai and CYI (the "July 19 Agreement").

II Mr. Yan Ping was appointed the Chairman of the Board of Directors of Guangxi Yuchai Machinery Group Company in May, 2005.


III. At the 8th meeting of the 4th Board of Directors of Yuchai held on October 28th, 2005, Guangxi Yuchai Machinery Group Company recommended that Mr. Yan Ping be appointed as a member of the Board of Directors of Yuchai and the Chairman of the Board of Yuchai. At the meeting, the Board of Directors of Yuchai resolved to put the nomination of Yan Ping to the shareholders of Yuchai for approval at the Interim Shareholders Meeting of Yuchai to be held on 2 December 2005.

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IV. The parties expressed, in the Reorganization Agreement, a non-legally binding desire to complete the Restructuring Exercise, by 30 September 2005, the parties now recognise that the Restructuring Exercise would take more time than anticipated to complete.

V. Under Clause 1.8 of the Reorganization Agreement, the amount of US$20,000,000 became due for payment by Yuchai to CYI on 24 June 2005 but remains unpaid.


VI The parties have recognized that circumstance have changed since the execution of the Reorganization Agreement and have agreed that they will enter into negotiations on the Reorganization Agreement on the basis of a comprehensive consideration of the benefits and interests of each party and in consideration thereof have agreed to extend the term of the Reorganization Agreement pending the completion of these negotiations.

     IN CONSIDERATION of the mutual agreements contained herein, and intending to be legally bound hereby, and subject to all applicable laws and regulations, the parties hereto agree as follows:

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INTERPRETATION

1.1 All terms and references used in this Agreement which are defined or construed in the Reorganization Agreement but are not otherwise defined or construed in this Agreement shall have the same meaning and construction in the Reorganization Agreement.

1.2 Any reference in this Agreement to 'THE REORGANIZATION AGREEMENT' shall include the Reorganization Agreement, as from time to time amended, modified or supplemented, and any document which amends, modifies or supplements the Reorganization Agreement.

1.3 The headings in this Agreement are inserted for convenience only and shall be ignored in construing this Agreement. Unless the context otherwise requires, words denoting the singular number only shall include the plural and vice versa.

1.4 This Agreement has been written in the English and Chinese languages. The parties agree that (a) the English language version of this Agreement shall be binding upon the parties, (b) the Chinese language version of this Agreement has been inserted as a translation of the English language version of this Agreement and shall not be binding upon the parties, and
     (c) in the event that there are any inconsistencies between the English and Chinese language versions of this Agreement, the English language version of this Agreement will prevail.

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2.   AMENDMENTS TO THE REORGANIZATION AGREEMENT

     The parties hereby agree that the following provisions of the Reorganization Agreement shall be amended in the following manner:-

2.1  Clause 1.8 of the Reorganization Agreement

     Clause 1.8 of the Reorganization Agreement shall be deleted in its entirety and replaced with the following text:

     "In consideration of CYI's agreement to ensure that Coomber will under the terms of the share exchange in Clause 2.4 receive no less than 6,354,911 Newco shares, Yuchai shall on the earlier of (i) the date of the completion of the transactions described in Clause 2.6 and (ii) 31 December 2006 pay CYI an amount of US$20,000,000 in cash into such bank account as CYI shall notify Yuchai in writing."

2.2  Clause 2.10 of the Reorganization Agreement

     Clause 2.10 of the Reorganization Agreement shall be deleted in its entirety. The parties agree that such deletion shall be effective on and from 27 October 2005.

2.3  Clause 4 of the Reorganization Agreement

     The words "31 December 2005" appearing in the third line of Clause 4 of the Reorganization Agreement shall be deleted and substituted by the words "31 December 2006 or such other date as the parties may agree in writing".

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3.   INCORPORATION

3.1 The parties agree that this Agreement constitutes the effective and binding amendment of the Reorganization Agreement.

3.2 The parties agree that the due date for the performance of the Reorganization Agreement shall be adjusted according to this Agreement. The due date set by the Reorganization Agreement shall be completely and unconditionally replaced by the due date set by this Agreement as the final due date. Until 31 December 2006, all parties shall not undertake any claim for compensation due to any action or matter arising from the implementation of the Reorganization Agreement. The Parties hereby agree that if the completion of the transactions set out in clause 2.6 of the Re-organization Agreement is not achieved by 31 December 2006, the Parties shall be entitled to claim all compensation pursuant to the Re-organization Agreement.

3.3 The Reorganization Agreement and this Agreement shall be read and construed as one document and this Agreement shall be considered to be part of the Reorganization Agreement and, without prejudice to the generality of the foregoing, where the context so allows, references in the Reorganization Agreement to 'this Agreement' or 'this Reorganization Agreement', howsoever expressed, shall be read and construed as references to the Reorganization Agreement as amended, varied, modified or supplemented by this Agreement

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4.   COSTS AND EXPENSES

     Each party shall bear its own expenses, including legal fees, incurred in connection with the preparation, review, negotiation and execution of the terms of this Agreement.


IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf as of the day and year first above written.



GUANGXI YUCHAI MACHINERY COMPANY LIMITED      CHINA YUCHAI INTERNATIONAL LIMITED
Signed: /s/ Zhang Shiyong                     Signed: /s/ Teo Tong Kooi
Name:   Zhang Shiyong                         Name:   Teo Tong kooi



COOMBER INVESTMENTS LIMITED
Signed: /s/ Qin Xiao Long
Name:   Qin Xiao Long


The party named below acknowledges and accepts as of the day and year first above written the contents of this Agreement and irrevocably undertakes to use reasonable efforts to cause Yuchai to fulfill its obligations under this Agreement.



GUANGXI YUCHAI MACHINERY GROUP COMPANY
Signed: /s/ Zhang Shiyong
Name:  Zhang Shiyong

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